NUCANA PLC

3 Lochside Way

Edinburgh, EH12 9DT

United Kingdom

May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Joshua Gorsky and Tim Buchmiller

Re:	NuCana plc

Registration Statement on Form F-1, as amended

Filed April 29, 2025

File No. 333-286716 (the “Registration Statement”)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 29, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, April 30, 2025 at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3050 with any questions regarding this request.

Very truly yours,

NUCANA PLC

/s/ Hugh S. Griffith
Hugh S. Griffith Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Esq.